FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of June 2013 No. 7

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                          No ☒

On June 24, 2013, the registrant is attaching hereto its Rights Offering Israeli road show presentation, as was presented to the Israeli Capital Market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: June 24, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Corporate Overview
June 2013

Disclaimers
The information presented herein contains forward-looking statements that relate to anticipated future operating results.
Those statements are based on management’s current expectations and assumptions, which may be affected by subsequent developments and business conditions, and necessarily involve risks and uncertainties. Therefore, there can be no assurance that actual future results will not differ materially from anticipated results. Please refer to Tower disclosure documents filed with the Securities and Exchange Commission, including the corporation’s Annual Reports on Form 20-F and Quarterly Reports
on Form 6-K for a more complete discussion of some of the important factors that might affect these trends. Further, this presentation is non-binding; Please read the prospectus that was recently filed with the SEC for complete information with respect to the fundraising. This presentation contains forward-looking statements within the meaning of the “safe harbor”
provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies from
Tower’s merger with Jazz, customer benefits, costs savings, financial guidance, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. The potential risks and uncertainties include, among others, that expected customer benefits, synergies and costs savings will not be achieved or that the companies are unable to successfully execute their integration strategies, as well as other risks applicable to both Tower and
Jazz’s business described in the reports filed by Tower and Jazz with the Securities and Exchange Commission (the “SEC”) and, in the case of Tower, the Israel Securities Authority. These filings identify and address other important factors that could cause Tower and Jazz's respective financial and operational results to differ materially from those contained in the forward-
looking statements set forth in this document. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Tower or Jazz. Tower and Jazz are providing this information as of the date of this presentation and neither Tower nor Jazz undertakes any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise. A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this presentation or which may otherwise affect Tower or Jazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms
20-F, F-4, F-3 and 6-K, as were filed with the SEC and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-
K and 10-Q, as were filed with the SEC. Actual results may differ materially from those projected or implied by such forward-
looking statements. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Outline
▪ Company Introduction
▪ Industry Mega Trends
▪ Specific Requirements/ TowerJazz Solutions
▪ Growth drivers to the $1B and net profit targets
 – SOI, Power, India, CIS, MEMS
▪ Financial Review
▪ Summary

Company Introduction

Internal Fab
Pure Play Foundry
Foundry Fab
TowerJazz
WW Design Center
Digital “Moore’s
law” foundries
Specialty Analog
Foundry
5

Assembly
& Test
Packaged
Device

Pure Play Foundry

Total 8” Equivalent Capacity of up to ~1.7M WPY

Delivered Strong Revenue Annual Growth 2005-2012

Note
1. Source: IC Insights, Company reports, SemiMD January 2012
Foundry Revenue Landscape: Consistent superior performance

Source: IC Insights, EE Times, Company Reports

Orders Summary, Full-Mask-Sets - 2009 vs. 2012

Q1 - All Fabs, # of Masks Y over Y

TowerJazz
▪  #1 pure-play specialty foundry*
 –  $639M Revenue in 2012
 –  Fastest growth foundry over the past 7 years
▪  Growth fueled by innovation
14
* Source: IC Insights, EE Times
Wireless
RF / HPA
CMOS Image
Sensor
Power
Management
TOPS
IDM Transfer
Service
TOPS
External
Service
MEMS

Mega Trends
(1) ”Green” Energy
(2) Seamless Connectivity
(3) Multi-function Systems

Megatrend 1: Green Everything (Energy Efficiency)
Everything in the Future will Require Power Management for Efficiency, Portability and Power Density
Source: TI
1

Megatrend 2: Wireless Everything (Seamless
Connectivity)
Everything in the Future will Require Wireless Connectivity to Other Device(s)
Source: New Paradigm Resources, 2012
2

Everything in the Future will Require Multiple Embedded Functions to Impart
Smartness to Systems
3
Source: smart-systems-integration.org
Example from Healthcare (STMicro)

Analog Market Segment is Expected Grow
Rapidly in Coming Years
Segment	2009 ($ Mil) (TowerJazz Born)	2015 ($Mil)	Y-to-Y Growth Rate
Total Semiconductor	230,194	400,806	74%
Sensors/Actuators	3,970	9,832	148%
Optical	17,463	35,988	106%
Discretes	15,454	31,253	102%
Analog	36,073	72,113	100%
Microcomponents	48,463	80,243	66%
Memory	44,189	73,068	65%
Logic	64,582	98,309	52%
Below
average
growth
Above
average
growth
Sources: Nikkei, iSuppli, PwC

Specific Requirements/ TowerJazz Solutions

SiGe BiCMOS and RF CMOS
▪  Mature technologies for high reliability
▪  Wide range of options for integration
▪  Design Enablement fast time-to-market
High Performance SiGe
▪ Strong market presence
▪ Best SiGe performance
RF Front-End Technology: SOI / SiGe PA
▪ SOI for Antenna Switch
▪ SiGe Power Amplifier
▪ SOI/MEMS Antenna Tuning
Sensor, WiFi, and Analog Technology
▪ WiFi Front-End Module
▪ C-BiCMOS for Analog
▪ MEMS for Sensors
RF/HPA Growth Driver: Our Solutions
21
Best-in-class SiGe, RF CMOS, RF models and Design Enablement
Wireless Infrastructure
Smartphones and Tablets
Internet-of-things

High Speed Data Distribution

Front-End-Module Case Study: Smartphones (and
4G) multiply the needed FEM chips
PA
GaAs -> SiGe
PA Control
RF CMOS
Switch
GaAs or SOS,
-> SOI CMOS
Front End
Module
Transceiver: RF CMOS
3G iPhone
Antenna
FEM:
The heart of every mobile
communication platform

Front-End Module Growth Significantly Outpacing
the Semi Industry Average

TowerJazz Engaged with FEM Market Leaders
PA
GaAs or SiGe
PA Control
RF CMOS
Switch
GaAs or SOS,
or SOI CMOS
Front End
Module
Transceiver: RF
CMOS
3G iPhone
Antenn
a
 Example: Skyworks
 o “Foundry and/or Supplier of the Year” 2008, 2009, 2010 & 12
 o 2011 Innovation Award
 o 2012 “Quality Iron Man Award”

TowerJazz Recognized by Skyworks Solutions as 2012 Foundry Supplier
of the Year, Receives Quality Iron Man Partner Award

Skyworks is a FEM market leader and a top 5 customer of TowerJazz

MIGDAL HAEMEK, Israel, and NEWPORT BEACH, Calif., March 11, 2013 - TowerJazz, the
global specialty foundry leader, today announced it has received the 2012 Foundry Supplier of the
Year Award and the Quality Iron Man Award from Skyworks Solutions, Inc., an innovator of high reliability analog and mixed-signal semiconductors enabling a broad range of end markets.
TowerJazz has been recognized as the Foundry Supplier of the Year for the fourth time, providing excellent quality, performance and solid alignment with Skyworks’ supply chain requirements.
TowerJazz has received significant supplier awards from Skyworks every year for the past five years - including Foundry Supplier of the Year, Innovation Partner of the Year, Overall Supplier of
the Year, and now Quality Iron Man Partner of the Year - all signaling TowerJazz and Skyworks’
continued alignment and growth as long-term partners.

TowerJazz Gaining Sizeable Share of Multi-Billion Dollar Front-End Module (FEM)
Market; Silicon Radio Platform Replacing GaAs
Customer engagements with over 50 design wins; TowerJazz poised to manufacture major portion of devices serving multi-billion dollar FEM market
Handset FEM market is forecast to double to $10 Billion by 2017
MIGDAL HAEMEK, Israel and NEWPORT BEACH, Calif., March 11, 2013 - TowerJazz, the global specialty foundry leader, today announced significant customer engagements and market share gain in the fast growing
Front-End Module (FEM) market, providing its Silicon Radio Platform (SRP) for smartphones and other mobile systems. TowerJazz’s SRP allows integration of the radio in mobile devices including components such as antenna switches, antenna tuners, diversity switches, controllers, low-noise-amplifiers (LNAs) and power amplifiers (PAs) eliminating the need for expensive discrete GaAs devices. The SRP includes a state of the art
RF SOI technology and a SiGe PA technology together with 0.18um RF CMOS for integration of control and MIPI
(Mobile Industry Processor Interface) interface functions.
TowerJazz’s latest RF SOI technology offers the industry’s best figure of merit for antenna switch and antenna tuning applications with Ron-Coff of only 217fs. The technology is quickly replacing GaAs implementations and has already been adopted by multiple customers worldwide with over 50 separate designs taped-in with initial designs ramping to production.

Power Markets: Our Solutions
Flat Panel TV / Display / Audio
Driving the need for power components
Automotive and Communication
Driving the need for more integrated PMICs
LED Lighting
Replacing commercial lighting

Industrial and Infrastructure
Growing the motor-driver market
• 0.35um modular BCD
• Low Rdson for small die
• Design enablement fast time-to-market
• 700V Production Technology
• Low mask count for cost-sensitive market
• Extensions to 900V to cover all standards
• Feature-rich 0.18um modular BCD
• High digital density
• High-side 700V platform
• Gate driver for IGBT
• Will mirror growth of IGBT / Motor Drivers

Modular power management platform with best-in class performance and design enablement (scalable models, PDK, IP and Design Services)

Power
Metal Options
Thick Al, 3.3um Cu
Higher Performance
28
Case Study: modular 0.18um Power Platform to efficiently
serve a wide range of markets from Components to PMICs
“Isolated Platform”
(TS18PM-SI/DI)
N+ Buried Layer, EPI growth and Sinkers
(3-4 additional layers + EPI)
Higher Power
PMICs

Samsung Selects TowerJazz’s “unrivaled” 700V Power Technology
Platform for its Next Generation High Voltage Products
Power Management IC Market Estimated at $14.6B in 2013 according to iSuppli
Samsung Electro-Mechanics Vice President Dr. Jae Shin Lee
and TowerJazz Chief Executive Officer, Mr. Russell Ellwanger
MIGDAL HAEMEK, Israel and SEOUL, Korea, September 5, 2011 - TowerJazz, the global specialty foundry leader, and Samsung Electro-Mechanics, today announced they have signed a Memorandum of Understanding (MOU) to develop and volume produce a variety of product families based on TowerJazz’s 700V (TS100PM) power management process.
“We chose to work with TowerJazz on our next-generation
of high voltage products because of their superior 700V
technology which is unrivaled by other foundries. We
were looking for a true partner who would be committed to
our success and provide excellent support and the required
manufacturing capacity,” said Samsung Vice President
Dr. Jae Shin Lee. “TowerJazz is well-known in Korea,
especially in the power management market, and we are
looking forward to our collaboration on many high volume
products.”
Case Study: 700V Technology Leadership

Specialty CIS Market and Tech Requirements
▪ Cinematography
▪ Broadcasting
▪ Full Frame DSLR
▪ Mirror-less DSLR
Professional Photography
▪ Intra and Extra Oral Dental
▪ Medical
X-Ray
▪ High speed
▪ Machine vision
Industrial
▪ Rear view
▪ Front Near IR view
▪ Gesture control
Automotive and 3D
Requirements:
high dynamic range, low dark current (metallic contamination), large-die stitching, low optical stack height, global shutter operation, high frame rate

Specialty CIS Growth Markets
Technology, Flexibility, Experience and Commitment allows our customers to bring to the market the best in class products
▪ Best in class pixels
▪ Low dark current
▪ Accurate stitching
Professional Photography
▪ Excellent flexible pixels
▪ Stitching for 1 DPW
▪ Very high yields
X-Ray
▪ Special fast pixels
▪ Unique features: Bathtub
▪ Network of leading customers
Industrial
▪ Unique near IR sensitive pixels
▪ High QE
▪ Very fast pixels
▪ High DR
Automotive and 3D

4/3”
1”
35 mm
APS (3:2)
2/3”
1/4”
1/3”
1/2”
1/10”
48x36
Consumer
Prosumer
Photography
Professional
Photography
Studio & High End Photography
Large Industrial, Scientific, Space
Industrial,
Machine Vision,
Bar-Code
“Cameras” application range
8” wafer size
Small Medical
Medical (X-ray)
6” Wafer Size
645

Enabling Customer Innovation

CULTURE and TRUST
Ensure the sustainability of customer’s IP
ENGINEERING
Short time to revenue
with reduced risk
& uncertainty
Dedicated Business Unit
Strong base with multiple
platforms for transfer
synergies
Secure Fab / Process IP
protection
Process and integration
expertise/ Program
Management expertise

Customer Technology Transfer: Needs & Solution

TowerJazz Was Chosen by Vishay Intertechnology for High
Volume Manufacturing Engagement Through 2018

India Fab Project
▪ Advanced 0.18 Semi Lab
 – Transition a 150mm to a 200mm
 factory
 – Transfer 0.18um technology
 – Train and establish flow
▪ $135M revenue @ high margins

India Government Sponsored 300mm Factory
▪ Signed binding MOU with Jaypee Group, leading Indian
 infrastructure conglomerate, to build and operate a 300mm
 facility in India.
 – Roadmap to long term 300mm wafer size, 90nm analog technology
 – Enables companion chips in deep submicron technologies (90nm-20nm)
 – Very high $$ revenue stream
▪ Presented to empowered government committee as 3-way
 consortium with Jaypee, TowerJazz and IBM as digital platform technology provider.
▪ We believe our consortium is strong, but cannot predict
 outcome of government selection.

Recent Press Releases

TowerJazz and CMOSIS Announce Ramp to Volume Production for
CMOSIS’ 12-megapixel CMV12000
ANTWERP, Belgium and MIGDAL HAEMEK, Israel, June 11, 2013 - CMOSIS, a leading independent developer and supplier of high end CMOS image sensors for professional imaging applications, and TowerJazz, the global specialty foundry leader, today announced the ramp to volume production for CMOSIS’ 12-megapixel
CMV12000, following the very successful volume production of its CMV products. In 2010, CMOSIS and
TowerJazz announced collaboration on the CMV product line, the flagship product family of CMOSIS. Since its introduction, the CMV product family has been very successful in gaining market share.
CMOSIS continues to apply TowerJazz’s advanced CMOS image sensor technology to meet the market’s growing demands and to expand its relationship with TowerJazz to collaborate on its next generation of CMOS image sensors. CMOSIS addresses the need for image sensors used in consumer, industrial, medical and automotive applications such as those used in movie and TV, traffic monitoring and motion control, among others.

“We have enjoyed a very fruitful relationship with TowerJazz for several years. TowerJazz has an expert team that can customize the CIS process to our needs and create, together with us, new pixels that outperform our competitors. Our ability to offer innovative imaging products with highly reliable performance is based on our collaboration with TowerJazz and their mature process technology, extensive R&D investment and excellent customer support. By combining our companies’ expertise, we are able to offer a rich solution for various digital imaging applications,” said Lou Hermans, Chief Operating Officer, CMOSIS.

TowerJazz and Cavendish Kinetics Collaborate to Deliver High Volume
Tunable RF MEMS Products for Fast Growing 4G Mobile Market

Industry analyst forecasts MEMS market to reach $21 billion by 2017; predicts some new
MEMS devices such as RF MEMS for mobile devices could see CAGR > 90%
NEWPORT BEACH, Calif. and SAN JOSE, Calif., June 6, 2013 - TowerJazz and Cavendish Kinetics, today announced their collaboration to bring MEMS tunable RF solutions to the consumer mobile wireless market. The process technology combines the Cavendish NanoMech™ MEMS technology with the TowerJazz power CMOS process and custom RF interconnect in a single chip solution. Designed specifically for radio frequency (RF)
applications, the Cavendish NanoMech™ MEMS technology has passed rigorous reliability testing and enables products boasting advantages in size and performance compared to other technologies. NanoMech™ MEMS technology can be combined with other TowerJazz technologies such as SOI CMOS, SiGe BiCMOS and Through
-Silicon Vias (TSVs) to service a wide variety of emerging applications.
“We have aligned with a strong manufacturing partner with an established track record and known capabilities to deliver robust and reliable products in a high volume manufacturing environment,” said Dennis Yost, President and CEO of Cavendish Kinetics. “TowerJazz has proven its ability to quickly transfer process technologies and we are now in a position to supply tens of millions of devices per month to support the large and rapidly growing
4G/LTE mobile device market,” Yost added.

TowerJazz Announces New 700V Technology, Cuts Die Size in Half for
Drivers in Fast Growth LED Lighting Market

New device with on-resistance of 17 ohm-mm2 at 750V helps lower IC costs in the $13.3B
LED lighting market

NISHIWAKI, Japan, May 28, 2013 - TowerJazz, the global specialty foundry leader, today announced the release of a 17 ohm mm^2 750V device which will help customers reduce die size for AC to DC converters, required in fast growing applications such as LED lighting, by a factor of two relative to its prior technology.

The market for power management ICs in AC to DC applications is expected to grow 6.3% over the next five years while LED applications is the fastest growing market segment with an estimated 56% growth expected over the next five years. TowerJazz’s new technology enables a cost advantage for customers building next-
generation ICs for AC to DC converters in applications such as power supplies and LED lights. The technology integrates on the production 700V process which is today the most streamlined in the industry, requiring only 16 masking layers for a two layer metal process. The new technology does not add masking layers, preserving this significant advantage over other solutions while reducing on-resistance and shrinking die size significantly.
“This innovation will provide a significant advantage to our customers in the fast-growth but cost-sensitive LED lighting market,” said Dr. Marco Racanelli SVP of Power, RF and HPA Business Units at TowerJazz. “This
innovation and 700V platform complements our broad power management offering that includes an industry leading 0.18um, 60V BCD technology with embedded NVM now available in two 8-inch factories. We continue to partner closely with our customers and strive to benefit them in the marketplace both through innovative process technology and efficient and cost conscious supply chain.”

TowerJazz Recognized by International Rectifier as 2012 Foundry Supplier of the Year

MIGDAL HAEMEK, Israel and EL SEGUNDO, Calif., May 23, 2013 - TowerJazz, the global specialty foundry leader, today announced it has received a Foundry Supplier of the Year 2012 Award from International Rectifier, a world leader in power management technology. International Rectifier’s annual Supplier Summit recognizes the valuable role its worldwide supplier base plays in the overall performance and success of the company. The event was attended by approximately 140 companies from around the world. IR’s Supplier of the Year 2012 for Foundry
Manufacturing was awarded to TowerJazz based on criteria including cost/spend goals, manufacturing flexibility and responsiveness.

“IR is a leading provider of power management technology and a valued customer of TowerJazz. We are pleased
IR is using our specialty technology transfer services and look forward to continuing to expand our relationship,”
said Zmira Shternfeld-Lavie, VP of Process Engineering R&D and GM of Transfer, Optimization and Development
Process Services (TOPS™) Business Unit. “We are honored to receive this award which further validates our commitment to actively respond to our customers’ needs while retaining flexibility in manufacturing and increasing our capacity.”

“We value the successful business relationships we have built with each of our suppliers and we are pleased to award TowerJazz with IR’s Supplier of the Year for Foundry Manufacturing 2012,” said K.S. Song, IR’s Vice
President Operational Effectiveness Group.

TowerJazz Gaining Sizeable Share of Multi-Billion Dollar Front-End Module (FEM)
Market; Silicon Radio Platform Replacing GaAs
Customer engagements with over 50 design wins; TowerJazz poised to manufacture major portion of devices serving multi-billion dollar FEM market
Handset FEM market is forecast to double to $10 Billion by 2017
MIGDAL HAEMEK, Israel and NEWPORT BEACH, Calif., March 11, 2013 - TowerJazz, the global specialty foundry leader, today announced significant customer engagements and market share gain in the fast growing
Front-End Module (FEM) market, providing its Silicon Radio Platform (SRP) for smartphones and other mobile systems. TowerJazz’s SRP allows integration of the radio in mobile devices including components such as antenna switches, antenna tuners, diversity switches, controllers, low-noise-amplifiers (LNAs) and power amplifiers (PAs) eliminating the need for expensive discrete GaAs devices. The SRP includes a state of the art
RF SOI technology and a SiGe PA technology together with 0.18um RF CMOS for integration of control and MIPI
(Mobile Industry Processor Interface) interface functions.
TowerJazz’s latest RF SOI technology offers the industry’s best figure of merit for antenna switch and antenna tuning applications with Ron-Coff of only 217fs. The technology is quickly replacing GaAs implementations and has already been adopted by multiple customers worldwide with over 50 separate designs taped-in with initial designs ramping to production.

Financials

TowerJazz Balance Sheets (in millions of $)

	March 31, 2013	Dec. 31, 2012	March 31, 2012
CURRENT ASSETS Cash, short-term deposits & designated deposits Trade accounts receivable Other receivables Inventories Other current assets	120 80 8 61 17	133 79 5 66 15	158 88 4 63 17
Total Current Assets Long-term investments Property and equipment, net Intangible assets, Net Goodwill Other assets, Net	286 13 408 44 7 13	298 13 435 48 7 14	330 13 477 54 7 16
TOTAL ASSETS	771	815	897
CURRENT LIABILITIES Short-term debt Trade accounts payable Deferred revenue & customers’ advances Other current liabilities	30 68 6 41	50 81 2 36	42 94 6 62
Total Current Liabilities Long-term debt Employees related liabilities Deferred tax liability Other long-term liabilities	145 306 73 27 30	169 289 78 27 32	204 385 97 20 34
TOTAL LIABILITIES	581	595	740
Shareholders’ Equity	190	220	157
TOTAL LIABILITIES & EQUITY	771	815	897

Financial Highlights
▪ Net current assets continued its positive trend and increased from $125 million as of the end of March 2012 and $129 million as of December 31, 2012, to $141 million as of March-end 2013.
▪ Current ratio has increased from 1.61 times as of March 31, 2012, to 1.76 times as of the end of 2012 to 1.98 as of the end of the first quarter of 2013.
▪ Israel Corporation, our major shareholder, had recently increased its holding in the company’s ordinary shares from 5% to 38%, stating it has no intention to trade or sell these shares.
 – In addition, Israel Corporation announced it will invest an additional $17 million in an up to $60 million equity fundraising, thereby exercising all its rights, expressing its belief in the company.

Financial Highlights (Cont.)
▪ Net debt to EBITDA ratio, based on 2012 full year results, is 2.2X.
▪ Shareholders’ equity was $190 million at the end of the quarter and our cash balance as of this date includes $120 million of cash and deposits, and after the currently executed rights offering, shareholders equity will be over $200 million.
▪ Non-GAAP margins in FY 2012 improved, with non-GAAP gross, operating and net margins at 37%, 26% and 21% for 2012, as compared to 36%, 25% and 20% in
 2011.
▪ Non-GAAP gross, operating and net profits had increased to $233 million, $165 million and $131 million in 2012, as compared to $219 million, $155 million and
 $124 million in 2011.
▪ During each of the last three full years (2010, 2011 and 2012), generated ~$100 million of positive cash flow from operations, maintained cash closing balance above $100 million, and generated greater than $150 million of EBITDA per year.

Ordinary Shares: 39 Million

Ordinary Shares & Banks Capital Notes : 48 Million

TowerJazz Debt | As of March 2013
Bonds Debt Summary
Banks Debt Summary
Cash closing balance, March 31, 2013: $121 million

Future Debt Payment
Assuming no conversion of any bond series

Future Debt Payment
Assuming conversion of all bond series

Future Debt Payment
Assuming conversion of all bond series

Summary

Summary
▪ Connectivity, Energy Efficiency and Multi-Function
 systems are key industry trends and served to a
 great part through analog technology.
▪ Normal foundry model within the analog space can
 be well served within the TowerJazz manufacturing
 family.
▪ Wafer based revenue forecasted to increase quarter
 over quarter.
▪ Several special models in play; we expect decision on
 Indian government approval in the short term.

Thank You

www.TowerJazz.com

Purchase rights on
June 24th on TASE trading day
Exercise your rights
by June 27, 2013
6 series 8 Warrants
@ $5 each
by July 22, 2013
For $20 you will get:
4 shares
@ $5 each
5 series 9 Warrants
@ $7.33 each
by June 27, 2017
Any rights not sold or any rights purchased on June 24th may be exercised by June 27th.